SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)

AZZURRA HOLDING CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

94352W106
(CUSIP Number)

DECEMBER 31, 2007
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

Page 1of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crescent International Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.00%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON: OO

Page 2of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantara (Switzerland) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.00%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON: OO

Page 3of 7 Pages

Item 1(a).	Name of Issuer.
Azzurra Holding Corporation (“Azzurra Holding”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
6080 Center Drive, Suite 600 Los Angeles, California 90045
Item 2(a).	Names of Person Filing.
(i) Crescent International Ltd. (“Crescent”) (ii) Cantara (Switzerland) SA (“Cantara”)

Page 4of 7 Pages

Item 2(b).	Address of Principal Business Office, or if none, Residence.
As to Crescent: Clarendon House 2 Church Street Hamilton H 11 Bermuda As to Cantara: 84, av. Louis Casai CH-1216 Cointrin, Geneva Switzerland

Item 2(c).	Citizenship.
As to Crescent: Bermuda As to Cantara: Switzerland

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.
94352W106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference. Crescent does not beneficially own any shares of Common Stock of Azzurra Holding.

Crescent is a wholly-owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas.

Page 5of 7 Pages

Cantara is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA (“FFL”), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara have delegated authority regarding the portfolio management decisions of Crescent with respect to the Azzura Holding’s securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

Accordingly, for the purposes of this Statement:

(i)	Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of zero shares of Common Stock beneficially owned by it.

(ii)	Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of zero shares of Common Stock beneficially owned by it.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Page 6of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008

CRESCENT INTERNATIONAL LTD.

By:	CANTARA (Switzerland) SA, as Attorney-in-Fact

By:	/s/ Maxi Brezzi
Name: Maxi Brezzi
Title: Authorized Signatory

By:	/s/ Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi Title: Authorized Signatory

CANTARA (SWITZERLAND) SA

By:	/s/ Maxi Brezzi
Name: Maxi Brezzi
Title: Managing Director

By:	/s/ Bachir Taleb-Ibrahimi
Name: Bachir Taleb-Ibrahimi
Title: Investment Manager

Page 7of 7 Pages